UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 9, 2023, certain entities affiliated with Dr. Lan Huang, the Chairperson and Chief Executive Officer of BeyondSpring Inc. (the “Company”), completed the transfers of certain ordinary shares (the “Transferred Shares”) of the Company (the “Transfers”), as follows:

•
Ever Regal Group Limited (“Ever Regal”), which directly owned 3,231,686 ordinary shares of the Company, made certain gifts of an aggregate of 1,800,000 ordinary shares (representing 4.61% of the Company’s outstanding ordinary shares as of the date hereof) to three irrevocable trusts (the “Ever Regal Transferees”) for the benefit of Dr. Huang’s children. Dr. Huang is the sole owner of Ever Regal and shares the voting and dispositive power over the shares held by Ever Regal with her spouse, Mr. Linqing Jia.

•
Fairy Eagle Investments Limited (“Fairy Eagle”), which directly owned 4,620,000 ordinary shares of the Company, made certain gifts of an aggregate of 4,445,000 ordinary shares (representing 11.39% of the Company’s outstanding ordinary shares as of the date hereof) to certain unaffiliated third-parties (the “Fairy Eagle Transferees”)  Mr. Jia is the sole owner of Fairy Eagle and shares the voting and dispositive power over the shares held by Fairy Eagle with Dr. Huang.

•
Rosy Time Holdings Limited (“Rosy Time”), which directly owned 1,190,000 ordinary shares of the Company, made certain gifts of 1,090,000 ordinary shares (representing 2.79% of the Company’s outstanding ordinary shares as of the date hereof) to a certain unaffiliated third-party (the “Rosy Time Transferee”). Mr. Jia is the sole owner of Rosy Time and shares the voting and dispositive power over the shares held by Rosy Time with Dr. Huang.

As of the date hereof, the trustee of the Ever Regal Transferee has granted voting power over all of the shares transferred to such person to Dr. Huang, and each of the Fairy Eagle Transferees and the Rosy Time Transferee have granted a proxy with voting power over all of the shares transferred to such persons to Mr. Jia. As a result, the Transfers will not impact the voting power over the Transferred Shares. By virtue of the proxies described above, Dr. Huang and Mr. Jia may be deemed to share voting power over the shares held by each of the trustees of the Ever Regal Transferees, each of the Fairy Eagle Transferees and the Rosy Time Transferee.

Immediately following the Transfers and as of the date hereof, Dr. Huang and Mr. Jia beneficially own an aggregate of 10,210,523 shares (representing 26.17% of the Company's ordinary shares as of the date hereof), consisting of (i) 2,875,523 shares owned directly or through their roles as trustee or director of certain holders of the shares and (ii) 7,335,000 shares owned as a result of the proxies described above.

The Company is furnishing this information to assist investors in understanding these structural changes in the beneficial ownership of shares by Dr. Huang and Mr. Jia and the gifts made by them for estate planning purposes. None of these changes represented sales of shares by Dr. Huang and Mr. Jia or their related entities.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer
Date: May 12, 2023